
February 23, 2012

Via Email
James Cassidy
President
Bentwood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

> **Re:** **Bentwood Acquisition Corporation**
> **Registration Statement on Form 10-12G**
> **Filed January 27, 2012**
> **File No. 000-54590**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the statement on page F-8 that Tiber Creek will pay all expenses incurred by you until consummation of a business combination. It is unclear what agreement covers this and other relationships between you and Tiber Creek. With a view to clarifying disclosure in the Form 10 and under Item 601(b)(10) of Regulation S-K, advise us of any agreements between you and Tiber Creek.

2.   We note the statement on page 26 and elsewhere that resales of your shares "may be subject to the holding period and other requirements of Rule 144." With a view to clarifying disclosure, please advise us of your understanding regarding the applicability of Rule 144(i) under the Securities Act 1933, including the holding period and other restrictions in the context of your filing and planned business combination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director